EXHIBIT 99.1

Seabridge Gold’s Design of KSM Project’s Tailing Management Facility Confirmed as Best Available Technology by Leading Engineering Firm

Three Different Expert Reviews Reach the Same Conclusion on Best Design Solution

TORONTO, Aug. 02, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold announced today the results of its Best Available Tailing Technology (BAT) review for its KSM Project located in British Columbia. The review was completed by Klohn Crippen Berger, a world-leading engineering design firm.

The BAT study confirms that the existing tailing management facility design, consisting of centerline dams constructed with double cycloned sand and a till core in association with wet tailings deposition, is the best available technology for tailings deposition and the most environmentally responsible design to minimize long term risks associated with the proposed tailing storage facility for the KSM Project. This conclusion confirms the findings from KSM’s Independent Geotechnical Review Board that the TMF’s design is robust and appropriate for KSM’s site specific characteristics (see news release of April 11, 2016).

Seabridge commissioned Klohn Crippen Berger to undertake the BAT review in August 2015 in response to the Independent Expert Engineering Investigation and Review Panel report on the breach of the Mount Polley tailing storage facility. The Review Panel concluded that future projects require not only an improved adoption of best applicable practices (BAP), but also a migration to best available technology (BAT). The Klohn Crippen Berger report also meets the new BC Mining Code requirement that new mines must provide an alternate assessment of BAT in their provincial permit applications.

Seabridge Chairman and CEO Rudi Fronk stated: "We are very pleased that the TMF design we included in the KSM project design that received Provincial and Federal environmental assessment approval has been confirmed in the BAT report as the best possible design for eliminating risks associated with operation and closure. We are further encouraged that Klohn Crippen Berger specifically determined that filtered tailing options are impractical and would result in greater environmental impacts and risks, contrary to the assertions of many environmental groups who have advocated that only filtered tailing disposal technologies should be implemented. I would like to thank Klohn Crippen Berger for their exemplary work in completing this study.”

As a further step in its review process, Seabridge commissioned an independent review of the BAT report by Dr. Dirk van Zyl.  Dr. van Zyl is a world-recognized expert in tailings, mined-earth structures and sustainability with over 40 years of experience. He is currently a faculty member at UBC’s Faculty of Applied Science and was a member of the Independent Expert Engineering Investigation and Review Panel investigating the Mount Polley tailing storage facility breach.  In his review of the Klohn Crippen report, Dr. van Zyl states: “I support the overall conclusions of the KSM BAT report. The evaluation shows that using filtered tailings at this project is not a feasible option as it will not result in moving to zero failures. Adding complexity in tailings management, as filtered tailings will do at the KSM site, does not promote the overall goal of moving to zero failures.”

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

                                                                                                                ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net